TransAlta reports third quarter results; higher power prices help offset Centralia unplanned outage

Third quarter 2006 highlights:

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Reported net earnings of $0.18 per share compared to $0.26 per share last year

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Comparable earnings* of $0.18 per share compared to $0.20 per share in 2005

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Improved Alberta power prices and strong Energy Trading results help to mitigate impact of previously announced unplanned outage at Centralia

CALGARY, Alberta (Oct. 20, 2006) – TransAlta Corporation (TransAlta) (TSX: TA; NYSE: TAC) today announced third quarter 2006 net earnings of $35.3 million ($0.18 per share) compared to $51.2 million ($0.26 per share) in the same period last year.  Comparable earnings for the third quarter 2006 were equal to reported earnings of $35.3 million or $0.18 per share.  Comparable earnings for the third quarter 2005 were $38.2 million or $0.20 per share excluding a one-time tax recovery recorded during the quarter.

Cash flow from operating activities was $144.8 million in the third quarter 2006 compared to $148.5 million in the same period last year.

“Stronger pricing and spark spreads in Alberta, solid production performance from our Alberta merchant-generation assets and an excellent quarter from Energy Trading enabled us to deliver results in line with last year, despite the 44-day unplanned outage at our Centralia coal plant due to a blade failure and expected higher Centralia coal mining costs,” said Steve Snyder, President and CEO. “With the Centralia coal plant back up and running, our expectation is fleet availability will improve in the fourth quarter.”

Net earnings for the nine months ended Sept. 30, 2006 were $190.9 million or $0.95 per share versus $126.4 million or $0.64 per share in the comparable period 2005.  Comparable earnings were $141.8 million ($0.71 per share) for the first nine months of 2006 compared to $113.4 million ($0.58 per share) for the first nine months of 2005.  Cash flow from operations was $411.9 million and $407.9 million for the nine months ended Sept. 30, 2006 and Sept. 30, 2005, respectively.

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In millions, unless otherwise stated	3 months ended Sept. 30, 2006	3 months ended Sept. 30, 2005	9 months ended Sept. 30, 2006	9 months ended Sept. 30, 2005
Availability (%)	84.1	89.8	88.6	89.1
Production (GWh)	12,420	13,172	34,915	38,402
Revenue	$684.0	$722.9	$2,016.7	$2,028.4
Gross margin[1]	$353.9	$369.4	$1,087.0	$1,066.7
Operating income[1]	$98.2	$116.4	$327.9	$338.1
Net earnings	$35.3	$51.2	$190.9	$126.4
Comparable earnings	$35.3	$38.2	$141.8	$113.4
Basic and diluted earnings per share	$0.18	$0.26	$0.95	$0.64
Comparable earnings per share	$0.18	$0.20	$0.71	$0.58
Cash flow from operations	$144.8	$148.5	$411.9	$407.9

The complete third quarter report for 2006, including Management’s Discussion and Analysis and unaudited financial statements, is available on the Investors section of our website, www.transalta.com.

TransAlta will hold a conference call and webcast at 9 a.m. MST (11 a.m. EST) today to discuss third quarter 2006 results.  The call will begin with a short address by Steve Snyder, President and CEO and Brian Burden, Executive Vice-President and CFO, followed by a question and answer period for investment analysts, investors, and other interested parties. A question and answer period for the media will immediately follow.

Please contact the conference operator five minutes prior to the call, noting "TransAlta Corporation" as the company "Jennifer Pierce" as moderator.

Dial-in numbers:

For local Calgary participants – (403) 232-6311

For local Toronto participants – (416) 883-0139

Toll-free North American participants – 1-888-458-1598

Participant pass code –  26326#

The conference call will also be webcast, at www.transalta.com. If you are unable to participate in the call, the instant replay is accessible at 1-877-653-0545 with TransAlta pass code 327408#. A transcript will be posted on TransAlta’s website approximately one day after the conference call.

Note: If using a hands-free phone, lift the handset and press one to ask a question.

*Presenting comparable earnings from period to period is provided to help management and shareholders evaluate earnings trends more readily in comparison with prior periods’ results.  An explanation and reconciliation of this non-GAAP financial measure can be found beginning on page 19 of the MD&A.

1 Gross margin and operating income are not defined under Canadian GAAP.  Refer to the non-GAAP financial measures section beginning on page 19 of the MD&A for an explanation and reconciliation.

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TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-risk profile by operating a highly contracted portfolio of assets in Canada, the United States, Mexico and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For nearly 100 years, we've been a responsible operator and a proud contributor to the communities where we work and live.

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are based on TransAlta Corporation’s belief and assumptions based on information available at the time the assumption was made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

  Note: All financial figures are in Canadian dollars unless noted otherwise.

For more information:

Media inquiries:

Investor inquiries:

Sneh Seetal

Jennifer Pierce

Senior Advisor, Media Relations

Director, Investor Relations

Phone:  (403) 267-7330

Phone:  1-800-387-3598 in Canada and U.S.

Cell:  (403) 471-6816

Phone:  (403) 267-2520

Email:  sneh_seetal@transalta.com

E-mail:  investor_relations@transalta.com